Exhibit 21.1

FORTINET, INC. SUBSIDIARIES

Entity	Jurisdiction of Incorporation

Fortinet International, Inc.	Cayman Islands

Fortinet UK, Ltd.	United Kingdom

Fortinet Technologies Sales (Canada), Inc.	Canada

Fortinet Technologies (Canada), Inc.	Canada

Fortinet Japan K.K.	Japan

Fortinet Information Technology (Beijing) Co., Ltd.	China

Fortinet Information Technology (Tianjin) Co., Ltd.	China

Fortinet Malaysia SDN. BHD.	Malaysia

Fortinet Singapore Private Limited	Singapore

Fortinet Technologies India Private Limited	India

Fortinet S.A.R.L.	France

Fortinet GmbH	Germany